UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 12, 2016

Nortek, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-34697	05-0314991
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Exchange Street, Providence, Rhode Island	02903-2360
(Address of Principal Executive Offices)	(Zip Code)

(401) 751-1600
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 12, 2016, Nortek, Inc. (the "Company") publicly announced its results of operations for its fiscal quarter ended April 2, 2016. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

99.1   Press release, dated May 12, 2016.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/ Kevin W. Donnelly
      Name: Kevin W. Donnelly
      Title: Senior Vice President, General
             Counsel and Secretary

Date: May 12, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press release, dated May 12, 2016.